Exhibit 97.1

Clawback Policy

Effective: 1 December, 2023

1. PURPOSE

MoneyHero Limited (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Company’s Board of Directors (the “Board”) has therefore adopted this policy, which provides for the recoupment of certain executive compensation in the event that the Company is required to prepare an accounting restatement of its financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws (this “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules promulgated thereunder, and the listing standards of the national securities exchange on which the Company’s securities are listed.

2. ADMINISTRATION

This Policy shall be administered by the Compensation Committee of the Board (the “Compensation Committee”). Any determinations made by the Compensation Committee shall be final and binding on all affected individuals.

3. COVERED EXECUTIVES

This Policy applies to the Company’s current and former executive officers (as determined by the Compensation Committee in accordance with Section 10D of the Exchange Act, the rules promulgated thereunder, and the listing standards of the national securities exchange on which the Company’s securities are listed) and such other senior executives or employees who may from time to time be deemed subject to this Policy by the Compensation Committee (collectively, the “Covered Executives”). This Policy shall be binding and enforceable against all Covered Executives.

Each Covered Executive shall be required to sign and return to the Company the Acknowledgement and Acceptance Form attached hereto as Exhibit A pursuant to which such Covered Executive will acknowledge that they are bound by the terms of this Policy; provided, however, that this Policy shall apply to, and be enforceable against, any Covered Executive and their successors (as specified in this Policy) regardless of whether or not such Covered Executive properly signs and returns to the Company such Acknowledgement and Acceptance Form and regardless of whether or not such Covered Executive is aware of their status as such.

4. RECOUPMENT; ACCOUNTING RESTATEMENT

In the event that the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement:

(i)	to correct an error in previously issued financial statements that is material to the previously issued financial statements, or

(ii)	that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period,

(each an “Accounting Restatement”), the Compensation Committee will reasonably promptly require reimbursement or forfeiture of the Overpayment (as defined below) received by any Covered Executive (x) after beginning service as a Covered Executive, (y) who served as a Covered Executive at any time during the performance period for the applicable Incentive-Based Compensation (as defined below), and (z) during the three (3) completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three (3) completed fiscal years.

The date on which the Company is required to prepare an Accounting Restatement is the earlier of: (i) the date the Board, a committee of the board, or the officer or officers of the Company authorized to take such action if board action is not required, concludes or reasonably should have concluded that the Company’s previously issued financial statements contain a material error; or (ii) the date a court, regulator, or other legally authorized body directs the company to prepare an Accounting Restatement.

5. INCENTIVE-BASED COMPENSATION

For purposes of this Policy, “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, including, but not limited to:

(i)	non-equity incentive plan awards that are earned solely or in part by satisfying a financial reporting measure performance goal;

(ii)	bonuses paid from a bonus pool, where the size of the pool is determined solely or in part by satisfying a financial reporting measure performance goal;

(iii)	other cash awards based on satisfaction of a financial reporting measure performance goal;

(iv)	restricted stock, restricted stock units, stock options, stock appreciation rights, and performance share units that are granted or vest solely or in part based on satisfaction of a financial reporting measure performance goal; and

(v)	proceeds from the sale of shares acquired through an incentive plan that were granted or vested solely or in part based on satisfaction of a financial reporting measure performance goal.

Compensation that would not be considered Incentive-Based Compensation includes, but is not limited to: (i) salaries; (ii) bonuses paid solely based on satisfaction of subjective standards, such as demonstrating leadership, and/or completion of a specified employment period; (iii) non-equity incentive plan awards earned solely based on satisfaction of strategic or operational measures; (iv) wholly time-based equity awards; and (v) discretionary bonuses or other compensation that is not paid from a bonus pool that is determined by satisfying a financial reporting measure performance goal.

A financial reporting measure is: (i) any measure that is determined and presented in accordance with the accounting principles used in preparing financial statements, or any measure derived wholly or in part from such measure, such as revenues, adjusted EBITDA, or net income or (ii) stock price and total shareholder return. Financial reporting measures include, but are not limited to: revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); net assets or net asset value per share; earnings before interest, taxes, depreciation and amortization; funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); revenue per user, or average revenue per user, where revenue is subject to an accounting restatement; cost per employee, where cost is subject to an accounting restatement; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an accounting restatement; and tax basis income.

6. OVERPAYMENT: AMOUNT SUBJECT TO RECOVERY

The amount to be recovered will be the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid (the “Overpayment”). Incentive-Based Compensation is deemed “received” in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the vesting, payment or grant of the incentive-based compensation occurs after the end of that period.

For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the exchange on which the Company’s securities are listed.

7. METHOD OF RECOUPMENT

The Compensation Committee will determine, in its sole discretion, the method or methods for recouping any Overpayment hereunder which may include, without limitation:

●	requiring reimbursement of cash Incentive-Based Compensation previously paid;

●	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards granted as Incentive-Based Compensation;

●	offsetting any or all of the Overpayment from any compensation otherwise owed by the Company to the Covered Executive;

●	cancelling outstanding vested or unvested equity awards; and/or

●	taking any other remedial or recovery action permitted by law, as determined by the Compensation Committee.

8. LIMITATION ON RECOVERY; NO ADDITIONAL PAYMENTS

The right to recovery will be limited to Overpayments received during the three (3) completed fiscal years prior to the date on which the Company is required to prepare an Accounting Restatement and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three (3) completed fiscal years. In no event shall the Company be required to award Covered Executives an additional payment if the restated or accurate financial results would have resulted in a higher Incentive-Based Compensation payment.

9. NO INDEMNIFICATION

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive-Based Compensation.

10. INTERPRETATION

The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and the applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed.

11. EFFECTIVE DATE

This Policy shall be effective as of December 1, 2023 (the “Effective Date”) and shall apply to Incentive-Based Compensation (including Incentive-Based Compensation granted pursuant to arrangements existing prior to the Effective Date).

12. AMENDMENT; TERMINATION

The Board may amend this Policy from time to time in its discretion. The Board may terminate this Policy at any time.

13. OTHER RECOUPMENT RIGHTS

The Board intends that this Policy will be applied to the fullest extent of the law. The Compensation Committee may require that any employment or service agreement, cash-based bonus plan or program, equity award agreement, or similar agreement entered into on or after the adoption of this Policy shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, cash-based bonus plan or program, or similar agreement and any other legal remedies available to the Company.

14. IMPRACTICABILITY

The Compensation Committee shall recover any Overpayment in accordance with this Policy except to the extent that the Compensation Committee determines such recovery would be impracticable because:

●	the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, provided that, before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to the exchange or association,

●	recovery would violate home country law of the Company where that law was adopted prior to November 28, 2022, provided that, before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the applicable national securities exchange or association, that recovery would result in such a violation and must provide such opinion to the exchange or association; or

●	recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

15. SUCCESSORS

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

EXHIBIT A

ACKNOWLEDGEMENT AND ACCEPTANCE FORM

Capitalized terms used but not otherwise defined in this Acknowledgement and Acceptance Form shall have the meanings ascribed to such terms in the Clawback Policy (the “Policy”) of MoneyHero Limited (the “Company”). By signing below, the undersigned executive officer (the “Covered Executive”) acknowledges and confirms that the Covered Executive has received and reviewed a copy of the Policy and, in addition, the Covered Executive acknowledges and agrees as follows:

(a)	the Covered Executive is and will continue to be subject to the Policy and the Policy will apply both during and after the Covered Executive’s employment with the Company;

(b)	to the extent necessary to comply with the Policy, the Policy hereby amends any employment agreement, equity award agreement or similar agreement that the Covered Executive is a party to with the Company and the Policy shall apply and govern Incentive-Based Compensation received by any Covered Executive, notwithstanding any contrary or supplemental term or condition in any document, plan or agreement, including, without limitation, any employment contract, indemnification agreement, equity agreement, or equity plan document;

(c)	the Covered Executive shall abide by the terms of the Policy, including, without limitation, by returning any Overpayment to the Company to the extent required by, and in a manner permitted by, the Policy;

(d)	any amounts payable to the Covered Executive, including any Incentive-Based Compensation, shall be subject to the Policy as may be in effect and modified from time to time in the sole discretion of the Compensation Committee or as required by applicable law or the requirements of the listing standards of Nasdaq, and that such modification will be deemed to amend this acknowledgment;

(e)	the Company may recover any Overpayment through any method of recoupment the Compensation Committee deems appropriate, and the Covered Executive agrees to comply with any request or demand for repayment by the Company in order to comply with the Policy;

(f)	the recovery of Overpayment under this Policy will not give rise to any right to voluntarily terminate employment for “good reason,” or due to a “constructive termination” (or any similar term of like effect) under any plan, program or policy of or agreement with the Company;

(g)	the Company may, to the greatest extent permitted by applicable law, reduce any amount that may become payable to the Covered Executive by any amount to be recovered by the Company pursuant to the Policy to the extent such amount has not been returned by the Covered Executive to the Company prior to the date that any subsequent amount becomes payable to the Covered Executive; and

(h)	any assertion or application of any rights under federal, state, local or foreign law or in contract or equity that would otherwise conflict with or narrow the Company’s authority to interpret, apply and enforce the Policy to its fullest extent, including but not limited to, the Company’s authority to withhold or divert wages pursuant to the Policy, is hereby waived by the Covered Executive.

This Policy shall apply to, and be enforceable against, any Covered Executive and their successors (as specified in this Policy) regardless of whether or not such Covered Executive properly signs and returns to the Company such Acknowledgement and Acceptance Form and regardless of whether or not such Covered Executive is aware of their status as such.

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